# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Horizon Quantum Holdings Ltd., CIK 0002088256
CUSIP: Y4000A102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 29 Media Cir., #05-22, Singapore, SINGAPORE, Singapore (U0), 138565
Date of event which requires filing of this statement: 03/19/2026
Filed by CIK 0002122720
Persons authorized to receive notices and communications: Joseph Francis Fitzsimons, 29 Media Cir., #05-22, Singapore, Singapore (U0), 138565, 65 6591 8840

## Reporting persons
- Joseph Francis Fitzsimons (CIK 0002122720): type of reporting person: individual (IN); citizenship or place of organization: Ireland (L2); source of funds: other (OO); sole voting power 19,744,585; shared voting power 0; sole dispositive power 19,744,585; shared dispositive power 0; aggregate amount beneficially owned 19,744,585 (38.3% of the class)
  Comment: Note to Rows 7 and 11: Represents 19,744,585 Class B Ordinary Shares, with no par value per share (the "Class B Ordinary Shares"), directly held by Dr. Fitzsimons. Each Class B Ordinary Share is entitled to 3 votes per share, whereas each Class A ordinary share, with no par value (the "Class A Ordinary Shares," and together with the Class B ordinary Shares, the "Ordinary Shares") is entitled to one vote per share. Dr. Fitzsimons holds 65.0% of the total voting power of the Issuer as of March 19, 2026.
  
  Note to Row 13: Based on 51,578,134 outstanding Ordinary Shares as a single and as-converted class, being the sum of 31,833,549 Class A Ordinary Shares and 19,744,585 Class B Ordinary Shares issued and outstanding as of March 25, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Horizon Quantum Holdings Ltd.
Address of issuer's principal executive offices: 29 Media Cir., #05-22, Singapore, SINGAPORE, Singapore (U0), 138565
Comment: This statement on Schedule 13D relates to the Class A Ordinary Shares and Class B Ordinary Shares of Horizon Quantum Holdings Ltd. ("Issuer"). The Issuer's Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. Each holder of Class A Ordinary Shares is entitled to one vote per share and each hold of Class B Ordinary Shares is entitled to three votes per share. The Class B Ordinary Shares are convertible at any time into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The Issuer's Class A Ordinary Shares are listed on the Nasdaq Stock Market under the symbol "HQ."

## Item 2. Identity and Background
Name of person filing: Joseph Francis Fitzsimons (the "Reporting Person").
Residence or business address: 29 Media Cir., #05-22, Singapore, SINGAPORE, 138565.
Present principal occupation or employment: Dr. Fitzsimons serves as Chief Executive Officer and Chairman of the Board of Directors of the Issuer
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Dr. Fitzsimons is a citizen of Ireland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously disclosed on the Issuer's Form 20-F filed with the Securities and Exchange Commission on filed on March 25, 2026,, on September 9, 2025, the Issuer entered into a Business Combination Agreement (the "Business Combination Agreement") with Horizon Quantum Computing Pte. Ltd. ("Horizon"), dMY Squared Technology Group, Inc. ("DMY"), Rose Acquisition Pte. Ltd. ("Merger Sub 1"), and Horizon Merger Sub 2, Inc. ("Merger Sub 2"), pursuant to which, and subject to the satisfaction or waiver of certain conditions set forth therein, on March 19, 2026, the following occurred: (1) the Issuer converted from a Singapore private company limited by shares to a Singapore public company limited by shares and, in connection therewith, adopted an amended and restated constitution (the "Holdco A&R Constitution"); (2) Merger Sub 1 amalgamated with Horizon, with Horizon surviving as the amalgamated company and a wholly-owned subsidiary of the Issuer (the "Amalgamation"); (3) Merger Sub 2 merged with and into DMY, with DMY surviving the merger as a wholly-owned subsidiary of the Issuer (the "SPAC Merger"); and (4) completion of the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Amalgamation and the SPAC Merger, the "Business Combination"). Prior to the Business Combination, Dr. Fitzsimons was the Chief Executive Officer, Chairman and a shareholder of Horizon.

Immediately prior to the Business Combination and related transactions described below, the Reporting Person beneficially owned 8,108,696 ordinary shares of Horizon.

On March 19, 2026, the Amalgamation occurred. Upon the completion of the Amalgamation, the Horizon ordinary shares held by Dr. Fitzsimons were converted into an aggregate of 19,744,585 Class B Ordinary Shares of the Issuer.

Also on March 19, 2026, in connection with the closing of the Business Combination and as contemplated by the Business Combination Agreement, the Reporting Person entered into a Lock-Up Agreement with the Issuer (the "Lock-Up Agreement"), pursuant to which the Class B Ordinary Shares beneficially owned by the Reporting Person will be subject to transfer restrictions for two years after the closing of the Business Combination.

Also on March 19, 2026, in connection with the closing of the Business Combination and as contemplated by the Business Combination Agreement, the Issuer entered into a Registration Rights Agreement with certain shareholders, including the Reporting Person (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to register for resale certain Class A Ordinary Shares and Class A Ordinary Shares issuable upon the exercise or conversion of certain securities of the Issuer held by the parties thereto from time to time, including the Class A Ordinary Shares underlying the Class B Ordinary Shares held by Dr. Fitzsimons.

The foregoing descriptions of the Business Combination Agreement, Lock-Up Agreement, and Registration Rights Agreement are qualified in their entirety by reference to such agreements, which are filed as exhibits 1 through 3 to this Schedule 13D.

Plans or Proposals

Dr. Fitzsimons is the founder, Chief Executive Officer and Chairman of the board of directors ("Board") of the Issuer. In this capacity, he may communicate with other members of management, other members of the Board, and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to, or would result in, any of the actions described in Item 4 of Schedule 13D, although the Reporting Person, at any time and from time to time, may review, reconsider and change such position, change his purpose, or develop such plans, and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Person is incorporated by reference into this Item 5. Dr. Fitzsimons' aggregate percentage of beneficial ownership is approximately 38.3% of the Issuer's Class A Ordinary Shares, assuming the full conversion of Dr. Fitzsimon's Class B Ordinary Shares into Class A Ordinary Shares. References to percentage ownership of Ordinary Shares in this Schedule 13D are based 51,578,134 outstanding Ordinary Shares as a single and as-converted class, being the sum of 31,833,549 Class A Ordinary Shares and 19,744,585 Class B Ordinary Shares issued and outstanding as of March 25, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving the Ordinary Shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the contracts, arrangements, understandings and relationships the Reporting Person has with respect to Ordinary Shares and is incorporated herein by reference. Copies of the agreements summarized in Item 4 and in this Item 6 are attached as exhibits to this Schedule 13D and are incorporated herein by reference. Other than as described in Items 3, 4 and 5, which disclosure is incorporated into this Item 6 by reference, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Indemnification Agreements

As a director of the Issuer, Dr. Fitzsimons entered into the Issuer's standard form of Indemnification Agreement (the "Indemnification Agreement"). The Indemnification Agreement provides for indemnification and advancement by the Issuer of certain expenses and costs relating to claims, suits, or proceedings arising from service by Dr. Fitzsimons to the Issuer or, at its request, service to other entities, as a director to the maximum extent permitted by applicable law.

Registration Rights Agreement

On March 19, 2026, in connection with the closing of the Business Combination and as contemplated by the Business Combination Agreement, the Issuer entered into the Registration Rights Agreement with certain shareholders, including the Reporting Person. Pursuant to the Registration Rights Agreement, the Issuer agreed that, within 30 days after the closing of the Business Combination, the Issuer will file with the SEC (at the Issuer's sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the parties thereto, including the Reporting Person, and the Issuer will use its reasonable best efforts to have the such registration statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will also be entitled to customary piggyback registration rights and demand registration rights pursuant to the terms of the Registration Rights Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Business Combination Agreement, by and among the Issuer, Horizon, DMY, Merger Sub 1 and Merger Sub 2, dated as of September 9, 2025 (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form F-4 (File No. 333-292737)).

https://www.sec.gov/Archives/edgar/data/2088256/000121390026004420/ea0261018-03.htm#T202

2. Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Registration Statement on Form F-4 (File No. 333-292737)).

https://www.sec.gov/Archives/edgar/data/2088256/000121390026004420/ea0261018-03.htm#T206

3. Form of Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Registration Statement on Form F-4 (File No. 333-292737)).

https://www.sec.gov/Archives/edgar/data/2088256/000121390026004420/ea0261018-03.htm#T207

4.* Indemnification Agreement by and between the Issuer and Joseph Fitzsimons, dated March 19, 2026.

*Filed herewith.

## Signatures
- Joseph Francis Fitzsimons: /s/ Joseph Francis Fitzsimons, Joseph Francis Fitzsimons, Self (03/31/2026)